Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

FOR IMMEDIATE RELEASE	July 6, 2009

Silvercorp Responds to Klondex’s Directors’ Circular and Completed Private Placement

Silvercorp Metals Inc. (“Silvercorp”) (TSX: SVM; NYSE Amex: SVM) responded today to the filing of a directors' circular by Klondex Mines Ltd. (“Klondex”) (TSX: KDX) on June 30, 2009 in response to Silvercorp's offer to acquire all the outstanding shares of Klondex. Silvercorp is disappointed that the Klondex board of directors has recommended that Klondex shareholders not tender their shares to Silvercorp's offer.

Silvercorp is also disappointed that Klondex has issued 1,714,285 Klondex shares to China Mineral United Management Limited ("CMU") pursuant to a private placement announced on June 30, 2009 at an issue price of C$1.75 per share. Silvercorp is considering the implications of the above private placement in light of the fact that (i) Silvercorp's offer was conditional upon Klondex not issuing any shares; (ii) the private placement was completed at a discount of approximately 20% to Silvercorp's offer price; (iii) CMU was granted a two-year pre-emptive right to participate in up to 50% of certain future Klondex equity financings; and (iv) CMU was granted one of six seats on the Klondex board, while becoming a holder of only approximately 6% of Klondex’s shares through the private placement purchase.

Pursuant to the Silvercorp offer, Klondex’s shareholders are entitled to receive 0.50 shares of Silvercorp for each outstanding Klondex share validly tendered and not withdrawn to the offer, representing approximately C$2.18 per Klondex share (based on Silvercorp’s closing share price on the TSX on June 5, 2009, the last trading day prior to Silvercorp’s announcement of its intention to make the offer) and a significant premium of approximately 59% over Klondex’s closing share price on the TSX on such date.  Based on Silvercorp’s volume-weighted average price for the 20 trading days ended June 5, 2009, the offer represents a premium of approximately 63% over Klondex’s volume-weighted average price on the TSX for the same period. These premiums are significantly greater than the average premiums paid in recent comparable transactions.

Silvercorp is offering Klondex shareholders a significant premium, which is currently reflected in the Klondex share price which has risen as a direct result of the Silvercorp offer.  On June 5, 2009, the last trading day prior to Silvercorp's announcement of its intention to make the offer, the closing price of Klondex shares on the TSX was C$1.37 versus the most recent closing price on July 3, 2009 of C$1.95. In addition, Klondex’s average daily volume of trading since the tender offer was announced has increased to approximately 494,000 shares per day from approximately 41,000 shares per day in the three months prior to the announcement. If Silvercorp’s offer is terminated, withdrawn or otherwise unsuccessful, Silvercorp expects that Klondex shareholders will lose both the premium currently reflected in the value of their shares, and their increased market liquidity.

Silvercorp believes its offer provides Klondex shareholders with an attractive premium and the opportunity to participate in both the Fire Creek Property and Silvercorp’s high-margin operating mines. Specifically, Silvercorp believes that Klondex shareholders will enjoy the following significant benefits from the offer:

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a premium of approximately 60% to Klondex’s pre-announcement market prices, which far exceeds the average premium paid in recent comparable transactions;

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exposure to a diverse portfolio of assets, including the Fire Creek Property, which is still an exploration stage pre-feasibility project with significant risks, and Silvercorp’s four currently operating high-margin mines, one near-term development project and prospective land positions near Silvercorp’s existing projects. This combination reduces the risk of Klondex shareholders being exposed to a single asset exploration-stage company whose property still requires additional infill drilling to verify and upgrade the higher-grade portion of the resource;

•

accelerated development of the Fire Creek Property through Silvercorp’s dedicated management team with a proven track record of successfully permitting, developing and operating four narrow-vein, underground mines;

•

the financial resources, including combined net cash of approximately C$71 million as at March 31, 2009, to continue to advance the Fire Creek Property and Silvercorp’s existing near-term development project;

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significantly enhanced trading liquidity through holding Silvercorp shares given Silvercorp’s combined average daily trading volume on the TSX and the NYSE Amex of approximately 724,000 shares per day over the three months ended June 5, 2009, versus Klondex's average daily trading volume on the TSX of approximately 41,000 shares per day over the same period;

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an improved capital markets presence on the TSX and NYSE Amex, and access to equity research coverage; and

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the offer has been structured so that it will allow certain Klondex shareholders who tender to the offer to do so on a tax efficient basis.

Details of the Offer

Full details of the offer are contained in the formal offer and take-over bid circular mailed to Klondex shareholders and filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (“SEC”).  The offer will be open for acceptance until 5:00 p.m. (Eastern Time) on July 21, 2009, unless extended or withdrawn.  The offer is subject to certain conditions including a minimum tender threshold of 66 2/3%, receipt of all required regulatory approvals and third-party consents, the absence of any material adverse change in respect of Klondex, the absence of certain prohibited activities on the part of Klondex (including share issuances, material debt issuances, acquisitions and dispositions) between June 8, 2009 and the expiry of the offer, there being no untrue statements or omissions in Klondex’s public disclosure and Klondex’s shareholder rights plan being waived, invalidated or cease traded. Silvercorp intends to take all necessary steps to acquire any Klondex shares that remain outstanding following the expiry of the offer.

Important Instructions to Shareholders Wishing to Tender Their Shares

Klondex shareholders wishing to accept the offer must deposit before the expiry time certificate(s) representing their shares, together with a letter of transmittal (or a manually executed facsimile thereof) accompanying the documents mailed to them, properly completed and signed, and all other required documents, at the Toronto office of Kingsdale Shareholder Services Inc. Instructions are contained in the letter of transmittal. Klondex shareholders whose shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the offer.

Investors may obtain a free copy of the offer and take-over bid circular relating to the offer and other relevant documents filed or to be filed by Silvercorp with Canadian securities regulatory authorities at www.sedar.com and with the SEC at www.sec.gov. The offer and take-over bid circular relating to the offer and other relevant documents may also be obtained for free from Silvercorp’s website at www.silvercorp.ca or by directing a request to Silvercorp’s investor relations department by telephone at 1-888-224-1881, by fax at 604-669-9387 or by e-mail at info@silvercorp.ca or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-888-518-6832.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Silvercorp or Klondex. Such an offer may only be made pursuant to an offer and take-over bid circular filed with Canadian securities regulatory authorities and with the SEC.

Silvercorp has filed a Registration Statement with the SEC, which includes the offer and take-over bid circular relating to the offer. SILVERCORP URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

For further information, please contact:

Lorne Waldman

Corporate Secretary

Silvercorp Metals Inc.

Suite 1378 – 200 Granville Street

Vancouver, BC

Canada, V6C 1S4

Telephone: 604-669-9397

Fax: 604-669-9387

Toll Free: 1-888-224-1881

Email: info@silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, Gaocheng and Shimentou properties in the Guangdong Province of China, to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indices.

Cautionary Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp’s intention with respect to a proposed offer to acquire Klondex; the proposed terms of such an offer; the business, operations and financial performance and condition of each of Silvercorp, Klondex and the proposed combined company.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: Silvercorp’s assessment of the effect of an offer on Silvercorp and on the shareholders of Klondex, the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; the ability of Silvercorp to advance development of the Fire Creek gold project; gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.

The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release.

This press release is also available at www.silvercorp.ca